Exhibit 99.1

Bitdeer Technologies Group Signs Colocation Lease Agreement for Tydal, Norway AI Data Center Site

SINGAPORE, June 29, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today announced that its wholly-owned subsidiary, Tydal Data Center AS, has executed a colocation lease agreement (the “Lease”) for its Tydal, Norway AI data center site. The Lease has not yet become effective and remains subject to the satisfaction of certain conditions precedent beyond Bitdeer’s control, including the completion of certain external customer and supplier arrangements by the counterparty. There is no assurance that such conditions will be satisfied, or that the Lease will become effective.

“Signing this agreement marks an exceptional step in Bitdeer’s execution of its global AI infrastructure strategy,” said Haris Basit, Chief Strategy Officer of Bitdeer. “We look forward to sharing comprehensive details of this transaction, including terms and strategic context, once the Lease has become effective.”

Bitdeer intends to provide a public announcement, including details regarding the commercial terms and expected business impact of the Lease upon its effectiveness, which is expected within the next month.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, and Ethiopia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X@Bitdeer and LinkedIn @Bitdeer.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information in this press release as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com